SCHEDULE 13DA

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
N.A.

1. NAME OF REPORTING PERSON
Bulldog Schultz Group


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER
NA

9. SOLE DISPOSITIVE POWER

NA____________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

3,226,685

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

28.48%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER
NA

9. SOLE DISPOSITIVE POWER

NA____________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,031,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.1%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________



1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

257,800

8. SHARED VOTING POWER
37,300
9. SOLE DISPOSITIVE POWER
682,400
____________________________________________________

10. SHARED DISPOSITIVE POWER
348,900
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,031,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.1%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

348,900

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0__________________________________________________________

10. SHARED DISPOSITIVE POWER
348,900

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
348,900
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.38%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Schultz Investment Advisors, Inc.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0__________________________________________________________

10. SHARED DISPOSITIVE POWER
2,195,385

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,195,385
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

19.38%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


The following constitutes Amendment No. 3 to the Schedule 13D fled by the undersigned on May 23, 2005. This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND

This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors.

This statement is also filed on behalf of Schultz Investment
Advisors, Inc.  160 E Grand River Road, Suite B, Williamston, MI
48895. Schultz Investment Advisors, Inc. is a registered investment advisor. Scott T. Schultz is Chairman of Schultz
Investment Advisors, Inc.

During the past 5 years neither Mr. Goldstein nor Mr. Dakos has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.

Pursuant to a proceeding by the Securities and Exchange Commision ("SEC"), an Offer of Settlement by Schultz Investment Advisors, Inc. and Scott Schultz (together, "Schultz"), a Consent by Schultz to the entry of an Order as set forth in the Offer, and acceptance by the SEC of the Offer of Settlement, Schultz is subject to an Order, which contains findings that Schultz neither admits nor denies. Please refer to http://www.sec.gov/litigation/admin/33-8650.pdf.

Each of the above are United States citizens or entities.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION

The filing persons have formed a group (the "Bulldog - Schultz Group") with the objective of affording all shareholders of the issuer an opportunity to obtain net asset value for their shares. The Bulldog - Schultz Group beneficially owns 28.48% of the issuer's outstanding shares. The members of the Bulldog - Schultz Group have not agreed to take any specific measures to achieve the group's objective and they have no agreement to buy, sell, hold or vote their shares together. Any member of the Bulldog - Schultz Group may take actions it deems to be consistent with the group's objective without the consent of any other members of the group. In addition, any member of the Bulldog - Schultz Group may act in the best interests of its own clients regardless of whether such action is in the best interest of the Group.
Full Value Advisors, LLC, the general partner of Full Value Partners L.P., a member of the Bulldog - Schultz Group has agreed to indemnify Scott Schultz, Schultz Investment Advisors, Inc., Calton & Associates, Inc., Dwayne Calton, and all the investors that own shares in the issuer and whose accounts are managed by Schultz Investment Advisors, Inc. for a total up to $1 million for any legal (or related) expenses they may incur as a result of their joining the Bulldog - Schultz Group.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the annual report filed on 2/7/2006 there were 11,327,784 shares outstanding as of 11/30/2005. The percentage set forth in this item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 1,031,300 shares of BIF or 9.1% of the outstanding shares.

Schultz Investment Advisors, Inc. has the authority to dispose of 2,195,385 shares of BIF or 19.38% of the outstanding shares.
b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 682,400 shares. Power to vote securities resides solely with Phillip Goldstein for 257,800 shares and jointly for 37,300 shares. . Power to dispose of securities resides jointly with Phillip Goldstein and Andrew Dakos for 348,900 shares. Power to vote securities resides solely with Andrew Dakos for 348,900.

Schultz Investment Advisors, Inc. has shared dispositive power over 2,195,385 shares of BIF.

c. During the last sixty days the following shares of common stock were traded:
SCHULTZ INVESTMENT ADVISORS

12/1/2005     BUY    2600    6.9985
12/1/2005     BUY    3565    6.9985
12/1/2005     BUY    5815    6.9985
12/1/2005     BUY    2500    6.9985
12/1/2005     BUY    2500    6.9985
12/2/2005     BUY    5007.04
12/2/2005     BUY    2000    7.04
12/2/2005     BUY    3000    7.04
12/5/2005     BUY    1007.0496
12/5/2005     BUY    6007.0496
12/5/2005     BUY    1007.0496
12/5/2005     BUY    1007.0496
12/5/2005     BUY    1007.0496
12/5/2005     BUY    1007.0496
12/5/2005     BUY    1500    7.0496
12/12/2005    SELL   3500    6.95
12/13/2005    SELL   3256.94
12/13/2005    SELL   25 6.94
12/13/2005    SELL   1506.9348
12/19/2005    BUY    2506.9729
12/19/2005    BUY    2506.9729
12/19/2005    BUY    2006.9729
12/30/2005    BUY    1000    7.03
1/3/2006SELL  2050   7
1/4/2006SELL  2800   7.022
1/4/2006SELL  2700   7.022
1/4/2006SELL  58200  7.022
1/4/2006SELL  2800   7.022
1/6/2006SELL  1250   7.05
1/6/2006SELL  1250   7.05
1/11/2006     SELL   19600   7.0849
1/12/2006     SELL   15025   7.0994
1/13/2006     BUY    17 7.11
1/13/2006     BUY    20 7.11
1/13/2006     BUY    16 7.11
1/13/2006     BUY    23 7.11
1/13/2006     BUY    15 7.11
1/13/2006     BUY    95 7.11
1/17/2006     SELL   6307.0757
1/17/2006     SELL   5040    7.0757
1/17/2006     SELL   15330   7.0757
1/18/2006     SELL   3277.08
1/18/2006     SELL   2507    7.08
1/18/2006     SELL   8066    7.08
1/19/2006     SELL   1146    7.1
1/19/2006     SELL   9168    7.1
1/19/2006     SELL   27886   7.1
1/24/2006     SELL   4000    7.0929
1/24/2006     SELL   8850    7.0929
1/24/2006     SELL   3477.0929
1/24/2006     SELL   2385    7.0929
1/24/2006     SELL   8218    7.0929
1/24/2006     SELL   1250    7.0929
1/26/2006     SELL   2000    7.11
1/26/2006     SELL   3007.11
1/27/2006     SELL   1225    7.12
2/1/2006SELL  1000   7.25
2/1/2006SELL  10485  7.25
2/1/2006SELL  25     7.25
2/1/2006SELL  315    7.25
2/1/2006SELL  3175   7.25
2/2/2006SELL  14865  7.2697
2/2/2006SELL  400    7.2697


BULLDOG
1/17/06     BUY 15100 @ 7.07
1/18/06     BUY    2300 @ 7.06
1/19/06     BUY    8600 @ 7.1
            BUY 1000 @ 7.09
1/20/06     BUY 6200 @ 7.06
1/24/06     BUY 6700 @ 7.1
            BUY 20500 @ 7.09
            BUY 5000 @ 7.08
1/25/06     BUY 6000 @ 7.08
2/1/06             BUY 15200 @ 7.25
2/2/06             BUY 15000 @ 7.23


d. Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e. NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/8/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


By: /S/ Andrew Dakos
Name:     Andrew Dakos


Scott T. Schultz
___________________________
Signature

Scott T. Schultz, Chairman, Schultz Investment Advisors, Inc.
___________________________
Name/Title


Exhibit 1.
Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule
13D(and all further amendments filed by them) with respect to the shares of BIF.

Dated: 2/8/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos

Scott T. Schultz
___________________________
Signature

Scott T. Schultz, Chairman, Schultz Investment Advisors, Inc.
___________________________
Name/Title